Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Comerica Incorporated, pertaining to the registration of shares of common stock of Comerica Incorporated issuable pursuant to the Sterling Bancshares, Inc. Deferred Compensation Plan (as Amended and Restated) and the Amended and Restated Sterling Bancshares, Inc. 2003 Stock Incentive and Compensation Plan, of our reports dated February 28, 2011, with respect to the consolidated financial statements of Comerica Incorporated, and the effectiveness of internal control over financial reporting of Comerica Incorporated, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

July 28, 2011

Dallas, Texas

/s/ Ernst & Young LLP